Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Yardville National Bancorp
Commission File No. 000-26086
Filed Pursuant to Rule 433
Registration Nos. 333-139912
333-139912-01

The following is a summary transcript of the Chief Financial Officer of The PNC Financial Services Group, Inc. Richard J. Johnson discussing business strategies and performance on June 7, 2007 at 11 a.m. EDT on a call hosted by Friedman, Billings, Ramsey & Co.

Operator:	Good morning. My name is Shatina, and I will be your conference operator today. At this time, I would like to welcome everyone to the PNC Financial Services Group Conference Call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press * then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. I would now like to turn the conference over to Gary Townsend. Please go ahead sir.

Gary Townsend:	Thank you Shatina. My name is Gary Townsend. I am the Senior Vice President and Analyst with Friedman Billings Ramsey. We want to thank PNC Financial Services Group and, particularly Rick Johnson, the company’s Chief Financial Officer, and Bill Callihan, the Director of Investor Relations, for making themselves available for today’s conference call, which we’ve called “The Bank and Beyond: Exploring PNC’s Unexpressed Value.” Their opinions are their own, of course, and should not be construed to reflect those of FBR. We also extend our thanks to all of our clients and other interested participants in today’s call.

In the normal course of our business, FBR seeks to perform investment banking and other services for companies under coverage and receive compensation in connection with such services. As such, investors should assume that FBR intends to seek investment banking or other business relationships with any and all of the companies mentioned today. Of course, PNC is the focus of our conversation.

Our purpose today is to look through PNC as a company to its three principal operations: its retail and commercial bank; BlackRock, its asset manager; and PFPC, its fund accounting subsidiary. Here at FBR, when we look at them combined or separately, we see value substantially in excess of the company’s current $24.6 billion market capitalization.

With regard to today’s format, I will briefly reiterate our investment thesis and then turn the call over to Rick for his remarks, and subsequently we will open the call to participants’ questions. If any of our clients prefer, questions may be sent to my associate, Bob Ramsey, and his email address is bramsey@fbr.com and we would be pleased to present these to Rick later in the call to the extent that time permits. Again, his email address is bramsey@fbr.com.

Now, just briefly our thesis. We rate PNC here at “outperform”. It has a 12-month price target of $86.00. It’s a top pick and, especially in light of the recent 4.25% pullback in the share price, we regard it as one of our best ideas and a compelling investment opportunity. It’s one that combines growth and value, it is a name that has consistently beat consensus earnings estimates, and it is among the best, in our view, in returning shareholder value through shareholder-friendly mergers; sizeable, well-planned and -executed expense reductions; dividend increases; share repurchases; and astute balance sheet restructurings. And I add that, despite this past year’s yield curve inversion, its financial performance has been impressive, trailing 12-month EPS at a rate of 8.4% and [surprising] to the upside in six of the past seven quarters. We calculated the sum of the parts in the high $80s. That would be $60.00 for the Bank, $18.00 for BlackRock and $10.00 for PFPC. And with that, I’d like to turn it to Rick for his comments, please.

Rick Johnson:	Well thank you very much, Gary, and welcome everyone. Before I get started, let me remind you that today’s discussion will contain forward-looking statements and references to adjusted amounts, along with other non-GAAP financial measures, and that further information can be found on our website at pnc.com. I have to say that today is a good day for us. As many of you know, we announced an acquisition this morning, and while I’m very happy to answer any questions that people have about that acquisition, I do want to try to remind everybody that we’re a $123 billion bank, and the acquisition was $3 billion. I really want to focus a majority of my comments on PNC and what we have accomplished in the past and what we will going forward.

There are three key messages I would like you to take away from this discussion. Number one, we’ve created a differentiated business model that we believe positions us well for this environment, and we deliver that model through four business segments: Retail, Corporate and Institutional Banking, BlackRock and PFPC. Second, we’ve demonstrated an ability over the last few years to execute on the strategies that we pursue. Third, we’ve consistently created capital flexibility, and I think even more importantly, we’ve responsively deployed that capital for growth and increased shareholder value.

So let me first take the first area of focus and talk a little bit about this differentiated business model. We have five key elements to our strategy that differentiate us from our peers and enable us to deliver strong growth and keep us well positioned, given the yield-curve environment we’re in as well as the credit markets in which we operate.

First of all, we try to focus on expanding our fee-based revenue as well as deposits. I think if you look at our first quarter this year, you’ll find that 61% of our overall revenue stream came from fee-based businesses, which have had double digit growth in recent years. I think also something that came out at us, highlighted in our more recent presentation over in Europe, is that 52% of that revenue stream comes out of our Bank. So even though BlackRock and PFPC are both important contributors to our overall earnings, clearly the Bank is generating a high percentage of fee-based revenue. The second is deposits, which represent about 25% of our overall revenue stream, and this leads to a loan-to-deposit ratio for the company of about 76%.

The reason why I mentioned the two of these as the starting point is today’s environment, where credit spreads are very narrow and interest rates are very high, in the context of funding our balance sheet. It leaves us in a very good position to be able to be very careful in looking at the risk-return criteria on the credit side and not taking loans simply to grow net interest income, because we can rely on our fee-base. It also means that we don’t have to pay up for deposits, because of the loan-to-deposit ratio that we hold.

The second key component of our strategy is around credit. I mentioned that we are very selective around the risk-return criteria. Some would say we’re a seller of credit more so than a buyer of credit today, and that’s why we’ve suggested that our balance sheet will grow in mid-single digits over the near term.

Third, we have a very strong balance sheet. Risk management practices have been very strong at the company. We do not originate subprime, and we have minimal subprime exposure at the moment. We have some very strong execution on corporate government practices.

The fourth initiative that we focused on is creating positive operating leverage. I think many of you know that we started that program with the One PNC initiative, which we started a couple of years ago. We are now driving that through a continuous improvement program, which is very simple: we expect to continue to grow revenues faster than we grow expenses.

And last but not least, it’s all about creating and deploying capital to deliver optimal returns to our shareholders.

Now if you look at the second key criteria I want to mention today, it’s around execution. And I think if you look back over the last few years, you’ve seen what we did on corporate governance, risk management, One PNC, and the discipline we’ve had around our acquisitions, that we are starting to create a demonstrated ability to execute.

If you take a look back at the first quarter of this year, we did have a strong showing and are off to a good start. We created positive operating leverage in the first quarter on an adjusted basis by growing revenues by 13%, versus the growth in expenses of 8%, leading to a 22% overall adjusted earnings growth over that period. The balance sheet is well-positioned for this environment, and we maintain exceptional asset quality. We closed the Mercantile transaction, and the integration process is well underway. We expect the conversion process to take place in September. Since 2004, just to give you an example of the kind of growth and execution we’ve had, we’ve been growing assets at a compounded rate of 13%, adjusted revenues at 9% and adjusted earnings at 12%. I think, from all of this, you get a good idea that we have demonstrated a good ability to execute.

The last, but not least, of the three points of our strategy I’d like to mention, is our management discipline around our capital base. Our ability to deliver earnings growth and our discipline to avoid originating or to exit under-performing assets is a real strength and gives us a lot of capital flexibility. A great example in the first quarter was that our retail Bank exited 15 branch locations in order to finance the expansion into 15 new. And it is that kind of recycling of our investment dollar which really adds a lot of value to the company. Our maintenance of a moderate risk profile also gives us confidence that we will not have earnings surprises that we cannot manage through.

The primary responsibility, from my perspective, as it relates to capital, is to make sure that we invest the capital for the benefit of our shareholders. To start off, I think you’ll recall, in the second quarter of this year, we did increase our dividend by 15%. When we don’t see opportunities to invest at a good return, we’ll return that back to our shareholders through the share repurchase program. This year, we’re on target to repurchase $800 million worth of shares over the course of the year.

But the fact is, we have seen many opportunities to make acquisitions and to deploy that capital. If you go back a couple of years, you have the Riggs acquisition, Mercantile, Harris Williams, ARCS Commercial Mortgage, and more recently, the announcement this morning of the Yardville National acquisition, which gives us 33 branches in New Jersey and puts us number one in Mercer County, Huntingdon County and Somerset County in New Jersey — all three being high net worth regions in New Jersey. A great acquisition from our point of view. The acquisition was attractively priced, as you know, and it should be accretive in the first year. Overall, this is leading to very strong returns for our shareholders.

So, if I could quickly summarize — and then I’d be happy to take your questions: we believe we’ve built a differentiated company which is driven by fees and deposit growth. We believe we have demonstrated an ability to execute on our strategies. Third, we have also created capital flexibility, and we’ve been disciplined in how we deploy that capital flexibility, to drive returns to the shareholders. With that, I’d be happy to take your questions.

Operator:	Thank you. At this time, I would like to remind everyone, in order to ask a question, please press * then the number one on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

Gary Townsend:	If I could jump in here while she’s compiling that roster, maybe ask a couple questions. In addition to the acquisition announced this morning, in the financial markets, there is a significant change ongoing with regard to the treasury prices. And we’re seeing, for example, the ten-year treasury up 11 bps to 507. Rick, could you discuss the interest rate environment, how you’re positioned, how this latest twist in the curve will affect you and how you’re handling the volatility?

Rick Johnson:	Thank you, Gary. Yes, I’d be happy to. Good question. We basically have had a duration of equity as of the end of the last quarter of about two years positive. I think, if you go back in our history, we started about a year and a half negative, and we’ve been investing through the cycle. So really no change in our overall view in the markets. With the curve inverting a little bit, it might just give us some more opportunistic opportunities to go out the curve a little bit. But we’re not too interested in making a big bet with our interest rate risk management, so we’ll be pretty disciplined as to how we do that.

I think the real pressure in the yield curve right now is not as much on the long end of the curve as it is on the short end of the curve, and when the Fed will ease in terms of short-term rates. The current thinking for many people — I think it started out earlier in the year, was third quarter would see some easing, and I think we’re into the fourth and now we are into probably 2008 before we will see some easing. I think that is what is going to put pressure on some companies’ ability to grow net interest income as well as on margin.

That being said, PNC is very comfortable. We put a forward-looking statement out with our first quarter saying that year-over-year net interest income growth would be in the mid-twenties, and we still feel very comfortable with that. We also said that we would improve the margin, both from the increase in margin related to Mercantile and also an increase in the organic margin at PNC, all primarily as we feel that we have started to be able to reduce our deposit pricing. So we feel good about it, nonetheless, and it should be interesting to see when the Fed actually does give us some relief on the short end.

Gary Townsend:	One more question, if I could. With respect to the Bank, you reported in your first quarter earnings release, I believe it was, that customer satisfaction is at an all-time high, and we find that impressive, particularly in light of the One PNC cost cutting that has been so important in your financial performance over the last couple of years. However, there was a J.D. Powers study released just in the past couple of days that placed PNC below its peers with respect to consumer satisfaction. Could you reconcile those two points of view, please?

Rick Johnson:	Absolutely, Gary. Good question.

There is a wide range of customer satisfaction measures and surveys that you see in the marketplace, and I think they all give different perspectives. We take every one of them very seriously, but sometimes the measures don’t line up to what our business objectives and our goals are. We also look at this from a number of ways internally. We have our own internal customer surveys as well as looking at some proprietary competitive benchmark surveys, and we know that there are areas where we can improve. These surveys also indicate that our efforts to address these have yielded improvements already. I’ll give you one example, there was a research paper done by the Change Sciences Group, which rated the website of approximately 38 leading banks. PNC actually was ranked 7th among all of those institutions, and that is a significant improvement from a year ago when we were, I believe, at 30, so we have made tremendous improvements there based upon a focused investment on our website and to improve that.

Looking forward, Gary, we want to start to increase the velocity of change and support of customer service because that is the focus. We actually took a partner this year in the Gallup Organization in order to start focusing on human capital and how do we get our people to drive to greater client service. We are doing that through more frequent and granular measurements of performance, some training and individualized coaching through out our consumer bank, and we are also starting to integrate all of these measures and all of this training into the management processes that we have. So we feel that we have a very good retail franchise, and we feel that we can be even better. We are making investments to get there.

Gary Townsend:	Thank you. Shatina, if you would take over here and ask for questions.

Operator:	Yes sir, your first question comes from the line of Anton Shutz with Mendon Capital.

Rick Johnson:	Good morning, Anton.

Anton Shutz:	Good morning. How are you? And congratulations. I am a Yardville shareholder and glad to be adding to my PNC holdings. I think it was a great price for you.

Rick Johnson:	Welcome aboard.

Anton Shutz:	Thank you. I have a couple questions about unlocking value. Certainly we have seen you be quite good at that — BlackRock, that strategic transaction, was terrific. I have a question about the remaining BlackRock piece as well as PFPC. Do you see any other ways that we may be able to unlock some value embedded currently in your stock price?

Rick Johnson:	Well, we are very pleased with the business mix, as I mentioned earlier in the call. I think it gives us a nice blend, and we can utilize and run through the cycle, so that it tends to help us through the various cycles of the markets. BlackRock and PFPC are an important part of that.

Let me start with BlackRock. I think one of the items we have there is that we do a lot of business with BlackRock. They do business with PFPC, they do business with our wealth management franchise, and we use their investment management platform in order to manage our balance sheet. Obviously, Larry and his team are a very smart group of people, and we take advantage of their fixed income expertise in terms of how we manage our balance sheet. There are a lot of synergies that take place there. When you take a look at the company itself, BlackRock is a company which seems to have addressed most of its key strategic issues in terms of being global and building on its equity franchise as well as getting retail distribution. I think when you look at all that and what I would call the continued and historical success of that management team to deliver strong returns, we feel very confident that that is exactly what they will do. So we think that is the best investment for the PNC shareholders.

On the PFPC side, here is another company where we do a lot of business. They do business with the capital market side and the foreign exchange. They do business with BlackRock. So there are a number of synergies at PFPC as well. This is a company that, as you know, several years back, was growing in the 30 to 40% range. Now we are probably in the low double digit range in terms of earnings growth, so we feel very confident that the company continues to do that. I think if scale ever became an issue for PFPC, and some have suggested that global custody is a critical issue for them to survive as a company and to be meaningful, then we probably would not go after a global custodian. That is not a business we want to be in. I think we would back off from that, and we would have to think of the alternatives with respect to PFPC. But at the moment, we do not see that at all impairing our ability to grow the company and to grow in, as I said, in low double digit range.

Anton Shutz:	Thank you very much.

Operator:	Once again, I would like to remind everyone in order to ask a question please press * then the number one on your telephone key pad.

The next question comes from the line of Michael O’Brien with KBW Asset Management.

Rick Johnson:	Good morning, Michael.

Michael O’Brien:	Good morning, how are you?

Rick Johnson:	Wonderful.

Michael O’Brien:	I was just wondering if you could update us on the Mercantile acquisition. The structure and culture of that company were quite different than PNC’s, so I am just curious as to how that integration is going.

Rick Johnson:	It is interesting, the more we spend time with the Mercantile people, and believe me, we are spending a lot of time with the Mercantile team, the more we believe that the cultures of the two companies are actually more similar then they were different. If you think about what we put as our top four constituencies — it’s the customers, it’s the communities, it’s the employees and, of course, it’s the shareholders — Mercantile had the same model. We have been very, very pleased.

In the early days, the number one thing we needed to make sure happened was that Mercantile was very comfortable with their customers so that their customers would remain behind in the new organization. So far, we have been very successful on that front. The first thing we wanted to do was to make sure that we kept as many of the client-facing people as we needed in order to support the business, and we have been very successful on that front. I think only a couple of people have actually departed on that front, so we feel very good about that. I think that once we are able to get through the conversion and finish the training, and we can start to deliver our technology and our products to the customer base in that region, I think that is going to go very, very well.

In terms of the actual conversion, as you know, that is going to take place in September of this year. So far we feel like that is on track. We are going to do a mock conversion in August. That is the process in which we try to find out all of the issues that can come up for customers or whoever, fix those for September, but always recognizing that when you do a conversion this size, you will have some issues that will require quick follow up. Our strategy, as we learned through the Riggs conversion, and the United conversion before that, is to have the people on the ground to be able to deal those issues as quickly as we can. So we feel very good on those two fronts, and I still feel very comfortable about the financial projections that we put out there, and the cost savings that we need to achieve on the Mercantile deal.

The other thing that I want to make real clear — there is very little overlap, if any, between the people focused on making sure we get Mercantile done and converted versus the people in New Jersey who are going to focus on Yardville. As you know, we’ll close the Yardville in the early fourth quarter of this year, and we will probably be doing the conversion sometime in the first half of 2008, so there will be no conflict on the conversion side.

Michael O’Brien:	Thank you. One other question. In terms of thinking about future acquisitions, do you think there will be more in the bank area? Do you think about diluting your mix of fee income as you think about those things?

Rick Johnson:	You know, it’s interesting. People said that when we went and did Mercantile, and now we are doing this bank acquisition, that we’re diluting our fee income. We actually see it a little bit differently. Our view is that by going after some of these in-footprint acquisitions or contiguous footprint acquisitions, what we are really doing is expanding our distribution capabilities for the product sets that we have. We already have the scale on a lot of these products and this is a great way of distributing those products, and to take advantage of the scale we have. So we see bank acquisitions as actually very consistent with the fact that we want to be a fee-based company. As I mentioned a little bit earlier, in the first quarter, 52% of our total revenue came from the banking operations as opposed to BlackRock and PFPC.

Michael O’Brien:	Thank you.

Operator:	Thank you. Your next question comes from the line of Connie Debover with Boston Company.

Rick Johnson:	Hello Connie.

Connie Debover:	Thanks for taking the call. You talk about positive operating leverage, and the continuous improvement program, post-One PNC. I am wondering, if I am looking at your expense gross, like this year versus last year even, in 2008, should we still expect pretty flattish growth just because you have that program running through?

Rick Johnson:	When you say flattish growth, in which aspect? I didn’t hear you.

Connie Debover:	The expense growth.

Rick Johnson:	No, as a matter of fact, I think we’re a company right now that is growing. Clearly with Mercantile added to that, we continue to grow. Our forward-looking comment around the growth in revenues and expenses is that we see revenues growing year-over-year, net interest income in the mid-twenties, fee income in the low teens, which I would say would put us probably in the high teens in terms of revenue growth. Then on the other side, we see low teens in terms of expense growth. So we are expecting an increase in expenses year-over-year, but I am okay with that. I think any time, I’ll take a very high expense growth if it is growing my revenue side faster than it is growing my expense side. Our focus really is around that operating leverage gap. We believe that through the course of this year, we are going to have a good operating leverage result.

Connie Debover:	I just want to make sure I got the numbers correctly. Mid-20s in NII and low teens in fee income?

Rick Johnson:	That’s correct, which will get you to about the high teens in your overall revenue growth, and then the expense growth will be in the low teens.

Connie Debover:	But a lot of that is coming from Mercantile, right? If I am looking at the underlying business, it is not growing at low teens on the expense side, right?

Rick Johnson:	That is correct. You would have the same relationship if you looked at PNC alone, in terms of the overall increase in operating leverage, just the numbers would be smaller.

Connie Debover:	Okay. And just a follow up on an earlier questions about future acquisitions. You talked about in-footprint, contiguous acquisitions. Can you just talk about either certain MSAs or geographic markets that you are also interested in filling out?

Rick Johnson:	Well, I think you very well have our footprint, and where we have strengths and where we have gaps. I think if you would look at some of the areas where today we probably have a gap, it’s probably in central Pennsylvania. Clearly with Mercantile and Riggs, Northern Virginia looks like a wonderful place to be — high growth, high median household income. I would say in New Jersey as well, although looking at this more recent acquisition, that positions us extremely well in New Jersey. So those would be the areas that I would focus on.

Connie Debover:	Thank you.

Operator:	Thank you. If there are any further questions at this time, please press * and the number one on your telephone key pad. The next question comes from the line of Mark Hoffman with Caxton.

Rick Johnson:	Good morning, Mark.

Mark Hoffman:	Good morning. How are you doing?

Rick Johnson:	Good.

Mark Hoffman:	I just wanted to touch quickly on the Yardville acquisition. It sounds to me a little bit from the way you talked about it that it is effectively like a branch acquisition. I know that these guys have had a problematic history, so I just wanted to get a sense of to what degree you guys are now confident in their assets and so on, or is it just kind of irrelevant?

Rick Johnson	No, it is not irrelevant. One, you are absolutely right, it does have 33 branches, and I think that is something that we feel good about. It does have some overlap with us, so we will probably eliminate about 7 branches as part of the process. Overall, we see this as a good company. I think you looked at the one-time charges that we have out there, approximately $27 million after tax. Some of those are the integration costs that we will incur in any normal deal, as well as looking at the overall credit exposure associated with their commercial real estate book, where we believe they have some concentration there that we would probably establish more of a reserve on. We did extensive due diligence in terms of looking at the cost save opportunities as well as in looking at the loan portfolio and making sure we understand those risks. So for us, there are some things there that we need to manage through, but we are aware of them, we are comfortable with them and very confident that we will deliver at least a 15% internal rate of return on this deal.

Mark Hoffman:	Great, thank you.

Operator:	Again, I would like to remind everyone, in order to ask a question, please press * and the number one on your telephone key pad. At this time, we do have a follow up question from the line of Connie Debover with Boston Company.

Connie Debover:	Hi, thank you for you taking my question again. We talked a little about credit, that it was still exceptional. Can you just give us an update on the commercial real estate portfolio and what trends you’re seeing there in terms of [___] or watchlists, and other key metrics like that.

Rick Johnson	We at PNC, I think prior to the Mercantile deal, our commercial real estate exposure was about 70% of Tier 1 capital. After the deal, it was about 130% of Tier 1 capital. If you compare that after Mercantile was 130, and this deal maybe will take it to 137 — it is not a huge difference — you compare that to most of the people in the industry, where they are 200% plus of Tier 1 capital, we’ve got a pretty clean real estate portfolio, so we feel pretty confident about that. In terms of trends overall, I think, nationally, a number of people have had issues in certain market places. We have not seen significant issues in our market place. This is a national business that we run. So overall, I think we’ve got a lot of confidence, not only in the ability to originate but, as you know, we are confident in the way it is being managed as well.

Connie Debover:	Thank you.

Operator:	Thank you, if there are any further questions, please press * one on your telephone key pad.

Gary Townsend:	Maybe I can jump in at this point and ask a couple of questions about PFPC that have been directed our way.

We’ve got a question here with respect to the growth of alternative products at PFPC, particularly with regard to hedge funds and offshore accounts. Could you discuss what you are doing at PFPC with respect to alternative products, the things that motivated the shift to these products and what opportunities above and beyond these that you might see?

Rick Johnson:	Absolutely, Gary. If you look at PFPC business as a whole, it is a technology company which provides services to customers, and most of that is focused on the fund accounting and the transfer agency space. Obviously, those two stay very competitive in terms of the market pricing, so what we have been doing is actually leveraging that technology expertise to build ourselves out into faster growing markets. You mentioned offshore. Obviously, with three locations over in Ireland, as well as Luxembourg, and we manage funds over there. We are also doing a lot on the alternative investments or hedge funds, if you like. We are looking at managed account businesses — another one where we made a lot of investment. What we are seeing is that we are able to grow those areas at almost 13%, but now they are a much higher percentage of our overall revenue base. So that is an area where we feel, much as we do in many of our other fee-based businesses, like Treasury Management and Midland Loan Servicing, is leverage the technology investments that you have made in your core product in order to invest in new and faster growing products, hopefully with better margins as well. So that is something that we have done not only at PFPC but at other businesses across the company.

Gary Townsend:	Operating margins at PFPC were improving, but recently, they have dropped back to about 18% in the last two quarters. Can you explain what is going on there that is contributing to that?

Rick Johnson:	Yes, I would look at that as being very temporary Gary. I am not sure of the specific number you have, but I know the actual. It has come back a little bit, but that is primarily because we have taken on one very large client. As you know, with that business, you spend a lot of money getting ready for the client in advance, and the revenue is on the back end. I think I would look at that as more of a temporary factor. The customer has now been converted, and we’ll start to see the revenues relating to that customer going forward.

Gary Townsend:	So in the second half or even in the current quarter?

Rick Johnson:	More so in the second half, I think.

Gary Townsend:	And, you more or less spoke to this, but let me ask you again, under what circumstances would you consider the sale of PFPC?

Rick Johnson:	Simply, if we felt that PFPC was no longer competitive in what it was doing because it needed to be something we don’t want to be. The example I used was a global custodian. As I said before, they have done a great job at raising their margins. I guess it was 18% a couple of years ago, up to almost 26%. We talked a minute ago about the temporary drop in margin, but overall, we feel very good about how they are managing the revenue-cost relationship. They built a great sales platform, and they’ve got a good pipeline of deals coming into the company, so we feel very good about that. We see no reason why they can’t continue to be very competitive and take advantage and provide PNC with the diversification that we get from that company as well.

Bill Callihan:	Let me amplify your comments. We do have a disclosure here — the reason for some of that decline has been these 12b-1 fees and out-of-pocket fees. Actually, when you take those out of the equation, what we calculate is an adjusted operating margin at 28%. So the impact of the 12b-1 and out-of-pockets have impacted that operating margin.

Gary Townsend:	Okay, Shatina, any other question from clients?

Operator:	No sir, not at this time.

Gary Townsend:	Okay, let me ask one final question vis-a-vis BlackRock. With the implementation of FAS 159, you have the option of marking your ownership to market. What are your thoughts to apply fair value accounting to your BlackRock position?

Rick Johnson:	As you know, we did not adopt 157 or 159 the first quarter. We chose to wait and see. We will be adopting that in the first quarter of next year. I would find it rather surprising if we would be comfortable with the kind of volatility that that would put through our company in terms of earnings, given our stake of about 44 million shares. For each dollar moved that BlackRock has, it would be a pretty big impact on our company overall. So I would be surprised if we went to fair value accounting. Not sure if I see the value in going to fair value accounting. We know the economic capital we have related to that investment should we choose to use it. As a matter of fact, as of the end of last quarter it was at $2.8 billion of unrealized value. We understand that value, and it is one of the reasons why we have a tangible common equity ratio at 5 1/2% and have managed at a lower percentage in the past at 5%. I think from that point of view, we are quite comfortable and probably would not adopt mark-to-market accounting on that investment.

Gary Townsend:	Okay, I will ask Shatina again, any additional questions?

Operator:	If there are any additional questions, please press * one on your telephone key pad. There are no additional questions at this time.

Gary Townsend:	Well Rick and Bill, I would like to thank you very much for your time this morning and thank our clients, too, for joining us. I appreciate very much the opportunity to hear from you, and congratulations again on your acquisition announced today.

Rick Johnson:	Great. Gary, thank you very much for your time and all your listeners’ as well.

Bill Callihan:	Thank you. Good to be with you.

Operator:	Thank you for participating today in PNC Financial Services conference call, you may now disconnect.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
The PNC Financial Services Group, Inc. and Yardville National Bancorp will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville National Bancorp will be available free of charge from Yardville National Bancorp by contacting Howard N. Hall, Assistant Treasurer’s Office, 2465 Kuser Road, Hamilton, NJ 08690. Or call (609) 631-6223.
The directors, executive officers, and certain other members of management and employees of Yardville National Bancorp are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville National Bancorp. Information about the directors and executive officers of Yardville National Bancorp is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

PNC Funding Corp and The PNC Financial Services Group, Inc. have filed a registration statement (including a prospectus) with the SEC for the offering of the Floating Rate Senior Notes due 2009 by PNC Funding Corp to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated June 7, 2007 and other documents PNC Funding Corp and The PNC Financial Services Group, Inc. have filed with the SEC for more complete information about PNC Funding Corp, The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PNC Funding Corp, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement dated June 7, 2007 if you request it by calling 1-800-294-1322.